                                  EXHIBIT 99.1


                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS)(UNAUDITED)

                                                  June 30, 1999     September 30, 1998
                                                  -------------     ------------------
ASSETS
Current assets:
Cash and cash equivalents                         $  3,733,668      $  6,282,275
Marketable securities                                       --            11,731
Trade and other receivables                            329,916         2,979,600
Inventories                                         15,895,608        11,035,474
Supplies and prepaid expenses                        1,879,378         1,634,771
Favorable uranium sales contracts                           --           729,730
                                                  ------------      ------------
                                                    21,838,570        22,673,581

Properties, plant and equipment, net                13,487,021        13,516,937
Mongolia mineral properties                         10,389,624         9,500,932
Notes receivable                                       202,704           203,538
Restricted marketable securities                     8,221,218         8,300,375
Goodwill and other, net                                553,221           575,351
                                                  ------------      ------------
                                                  $ 54,692,358      $ 54,770,714
                                                  ============      ============

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities          $  2,512,594      $  1,761,841
Notes payable                                        5,031,831            37,963
Deferred revenue                                            --           575,611
                                                  ------------      ------------
                                                     7,544,425         2,375,415

Notes payable, net of current portion                   30,932            54,172
Reclamation obligations                             13,265,700        13,265,700
                                                  ------------      ------------
                                                    20,841,057        15,695,287
                                                  ------------      ------------

SHAREHOLDERS' EQUITY
Share capital                                       37,439,402        37,439,402
Retained earnings                                   (3,588,101)        1,636,025
                                                  ------------      ------------
                                                    33,851,301        39,075,427
                                                  ------------      ------------
                                                  $ 54,692,358      $ 54,770,714
                                                  ============      ============



On behalf of the Board




Earl E. Hoellen, Director            Lukas H. Lundin, Director

                                  EXHIBIT 99.1


                       INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       (UNITED STATES DOLLARS)(UNAUDITED)

                                                  Nine Months       Nine Months
                                                  Ended             Ended
                                                  June 30           June 30
                                                  1999              1998
                                                  ------------      ------------
OPERATIONS
Revenue
Uranium sales                                     $  7,520,450      $ 19,890,300
Process milling                                      4,288,515        10,519,705
                                                  ------------      ------------
Total revenue                                       11,808,965        30,410,005
                                                  ------------      ------------
Costs and expenses
Uranium cost of sales                                6,417,348        17,880,753
Process milling expenditures                         3,253,826         8,272,872
Selling, general and administrative                  3,595,147         2,612,206
Depreciation                                           485,136           454,987
                                                  ------------      ------------
                                                    13,751,457        29,220,818
                                                  ------------      ------------

Operating income (loss)                             (1,942,492)        1,189,187

Write-down of ore stockpiles                        (3,460,000)               --
Write-off mine development costs                      (452,042)               --
Net interest and other income                          630,558         1,007,475
                                                  ------------      ------------
Net income (loss) before taxes                      (5,223,976)        2,196,662

Provision for income taxes                                 150           447,200
                                                  ------------      ------------
Net income (loss) for the period                  $ (5,224,126)     $  1,749,462
                                                  ============      ============

Net income (loss) per common share                $      (0.08)     $       0.03
                                                  ============      ============

RETAINED EARNINGS
Retained earnings, beginning of period               1,636,025            18,694
Net income (loss)                                   (5,224,126)        1,749,462
                                                  ------------      ------------
Retained earnings, end of period                  $ (3,588,101)     $  1,768,156
                                                  ============      ============

                                  EXHIBIT 99.1


                       INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS)(UNAUDITED)

                                                             Nine Months     Nine Months
                                                             Ended           Ended
                                                             June 30         June 30
                                                             1999            1998
                                                             ------------    ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the period                             $ (5,224,126)   $  1,749,462
Items not affecting cash
Depreciation and amortization                                     485,136         454,987
Amortization of uranium sales contract purchase cost              729,730       1,270,270
Write-down of ore stockpiles                                    3,460,000              --
Write-off mine development costs                                  452,042              --
(Decrease) increase in deferred revenue                          (575,611)      1,294,337
Increase in deferred income taxes                                      --         133,875
                                                             ------------    ------------
                                                                 (672,829)      4,902,931

Changes in non-cash working capital items
Decrease in marketable securities                                  11,731          17,350
Decrease (increase) in trade and other receivables              2,649,684      (3,138,765)
Increase in inventories                                        (7,659,026)     (1,110,926)
Increase in supplies and prepaid expenses                        (260,849)       (758,904)
Decrease in liability for inventory purchases                          --      (5,050,000)
Increase in other accounts payable and accrued liabilities        750,753       1,102,042
Decrease in due to related parties                                     --        (150,398)
                                                             ------------    ------------
Net cash used in operations                                    (5,180,536)     (4,186,670)
                                                             ------------    ------------

INVESTING ACTIVITIES

Properties, plant and equipment                                (1,614,561)     (3,047,916)
Mongolia mineral properties                                      (804,126)     (2,093,710)
Collection of notes receivable                                        834       4,793,721
Decrease (increase) in restricted marketable securities            79,157        (381,505)
                                                             ------------    ------------
Net cash used in investment activities                         (2,338,696)       (729,410)
                                                             ------------    ------------

FINANCING ACTIVITIES

Increase (decrease) in notes payable                            4,970,625          (8,371)
                                                             ------------    ------------
Net cash provided by (used in) financing activities             4,970,625          (8,371)
                                                             ------------    ------------

Decrease in cash and cash equivalents                          (2,548,607)     (4,924,451)
Cash and cash equivalents, beginning of period                  6,282,275      13,953,355
                                                             ------------    ------------
Cash and cash equivalents, end of period                     $  3,733,668    $  9,028,904
                                                             ============    ============